(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robb Lamont

RE:

Variable Insurance Products Fund IV (the trust):

VIP Consumer Industries Portfolio
VIP Cyclical Industries Portfolio
VIP Financial Services Portfolio
VIP Freedom 2005 Portfolio
VIP Freedom 2010 Portfolio
VIP Freedom 2015 Portfolio
VIP Freedom 2020 Portfolio
VIP Freedom 2025 Portfolio
VIP Freedom 2030 Portfolio
VIP Freedom Income Portfolio
VIP Freedom Lifetime Income I Portfolio
VIP Freedom Lifetime Income II Portfolio
VIP Freedom Lifetime Income III Portfolio
VIP FundsManager 20% Portfolio
VIP FundsManager 50% Portfolio
VIP FundsManager 70% Portfolio
VIP FundsManager 85% Portfolio
VIP Growth Stock Portfolio
VIP Health Care Portfolio
VIP International Capital Appreciation Portfolio
VIP Investor Freedom 2005 Portfolio
VIP Investor Freedom 2010 Portfolio
VIP Investor Freedom 2015 Portfolio
VIP Investor Freedom 2020 Portfolio
VIP Investor Freedom 2025 Portfolio
VIP Investor Freedom 2030 Portfolio
VIP Investor Freedom Income Portfolio
VIP Natural Resources Portfolio
VIP Real Estate Portfolio
VIP Strategic Income Portfolio
VIP Technology Portfolio
VIP Telecommunications & Utilities Growth Portfolio
VIP Value Leaders Portfolio (the funds)

File No. (811-03759)

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Forms of Proxy to be sent to shareholders of the funds in connection with a Special Meeting of Shareholders of the funds to be held on September 20, 2006. Pursuant to Rule 14a-3(c), the required informational copy of each fund's Annual Report for the fiscal period ended December 31, 2005 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about July 24, 2006, and in order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than June 26, 2006.

The proposals for consideration by shareholders are as follows. To facilitate the Staff's review of this filing, we make the following representations concerning disclosure for the proxy proposals included herein:

1. To elect a Board of Trustees.

This proposal is a routine item. This proposal is substantially similar to that contained in the proxy statement for Fidelity Union Street Trust II (811-06452) filed on May 19, 2006. We do not believe that this proposal requires review.

2a-5b. To modify the fundamental "invests primarily" and concentration policies of VIP Consumer Industries Portfolio, VIP Cyclical Industries Portfolio, and VIP Natural Resources Portfolio, and to modify the fundamental concentration policy of VIP Telecommunications & Utilities Growth Portfolio.

These proposals ask for shareholder approval to modify certain fundamental policies of the above funds. The primary purpose of these proposals is to facilitate positioning of the funds to focus on a specific market sector.

Please contact Diane Woodward at (617) 563-0580 with any questions or comments relating to this filing.

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/s/ Julie R. Wilson
Julie R. Wilson
Legal Product Group